Exhibit (a)(9)

NOTE: The following is an unofficial English translation of the Hebrew language Offer to Purchase.

Koor Industries Ltd.	Discount Investments Company Ltd.
(The "Company" or "Koor")	(the "Offeror" or the "Purchaser")

In accordance with the Companies Law 5759-1999 (the “Companies Law”) and the Securities Regulations (Purchase Offer) 5760-2000 (the “Purchase Offer Regulations”), the Offeror hereby announces the publication of a:

Schedule (‘Mifrat’) of a Special Offer to Purchase by the Offeror

Up to 890,000 ordinary shares of NIS 0.001 par value each of the Company (the “Shares” or the “Shares of the Company”), constituting approximately 5.4% of the issued and paid-up capital and of the voting rights in the Company1, at a price of NIS 225.0 per Share, subject to withholding tax according to law (the “Offer Price”), all in accordance with the conditions of the Schedule.

The Shares of the Company are listed for trading on the Tel Aviv Stock Exchange Ltd. (“TASE”) and American Depository Shares (ADS) of the Company (“ADSs”), each of which represents 0.20 Shares of the Company, are traded on the New York Stock Exchange (“NYSE”). Therefore, the Offer to Purchase is also addressed to holders of ADSs, and use of the term “Shares” or “Shares of the Company” in the Schedule shall also include “ADSs”, mutatis mutandis, unless otherwise noted. The price to be paid for ADSs will be paid, subject to withholding tax according to law in the US Dollar equivalent, at the representative Dollar exchange rate published by the Bank of Israel on the Final Expiration Date (as defined in Section 3.11.5 of the Schedule), and if such exchange rate shall not be determined on the Final Expiration Date, then the representative Dollar exchange rate shall be the last exchange rate published prior to the Final Expiration Date. For additional details regarding ADS holders, see Section 10 of the Schedule.

The Offer to Purchase is addressed to all shareholders in the Company, excluding holders of control of the Offeror (including IDB Development Company Ltd. (“IDB Development”) which is a controlling shareholder of the Offeror and also itself holds Shares in the Company) and companies in their control (including subsidiaries of Koor) (the “IDB Group”), but including any such company with respect to the Shares held by them in provident funds (‘kupot gemel’), mutual investment funds in trust or life insurance accounts participating in earnings, under their management.

As of the date of the Schedule, the Offeror itself holds 5,081,033 Shares of the Company, constituting approximately 30.8% of the issued and paid-up share capital and of the voting rights in the Company2. As of the date of the Schedule, IDB Development holds approximately 9.9% of the issued and paid-up share capital of and the voting rights in the Company3. For details of the holdings of companies in the IDB Group in Shares of the Company, see section 2.3 of the Schedule.

Under Section 332 of the Companies Law, the Offeror’s undertaking to purchase Shares according to the Offer to Purchase under the Schedule is conditioned upon acceptance of the offer by offerees holding shares amounting, as of the Initial Completion Date (as defined in section 3.1 of the Schedule) to at least 5% of the voting rights in the Company (the “Minimum Rate of Acceptance”)4. If offerees holding at least the Minimum Rate of Acceptance do not accept the Offer to Purchase under the Schedule, the Offer to Purchase shall be deemed not to have been accepted, and the Offeror shall not purchase any Shares from the holders who have accepted the Offer. In such a case, the Offeror shall be entitled to publish an additional Offer to Purchase the Shares of the Company at any time, without being bound by the conditions of the Offer to Purchase.

[1]	The details contained in the Schedule regarding the issued share capital of and the voting rights in the Company are in disregard of 15,156,533 deferred shares of NIS 0.001 par value each existing in the capital of the Company, which do not grant economic rights or voting rights, except the right to receive the par value in the event of winding up.
The 890,000 shares being offered for purchase by the Offeror under the Schedule constitute approximately 5.4% of the issued and paid-up share capital of the Company, and of the voting rights in it, on the basis of the issued and paid-up share capital of the Company as mentioned above, less 15,799 Shares of the Company held, to the best of the Offeror’s knowledge, by a wholly owned subsidiary of the Company (the “Capital and Voting Rights less the Shares held by the Subsidiary”).
[2]	The Offeror’s holdings constitute approximately 30.8% of the Capital and Voting Rights less the Shares held by the Subsidiary.
[3]	These holdings constitute approximately 9.9% of the Capital and Voting Rights less the Shares held by the Subsidiary.
[4]	As at the date of the Schedule, the amount of shares constituting the Minimum Rate of Acceptance is 825,188. The amount of shares in the Minimum Rate of Acceptance might increase during the acceptance period as a result of exercise of options issued in the past by the Company to employees, officers and institutional investors, which may be exercised for Shares of the Company.

Should the number of Shares in respect of which notices of acceptance have been received by the end of the Additional Offer Period (as defined below) be greater than the maximum number of Shares that the Offeror has undertaken to purchase as set out above (890,000 Shares), the Offeror shall purchase the total number of Shares from each offeree who provides notice of acceptance of the Offer to Purchase in respect of which such offeree has given such notice of acceptance, multiplied by the ratio of the maximum number of shares that the Offeror undertook to purchase as aforesaid and the total number of shares in respect of which notices of acceptance have been given under the Schedule as at the end of the Additional Offer Period.

Pursuant to Section 331 of the Companies Law, the Offer to Purchase is addressed to all of the offerees, and the offerees may give notice of their consent to the Offer to Purchase or of their objection thereto; a special offer to purchase shall only be accepted if the majority of the offerees who gave notice of their position on it, agree to the offer; in counting the votes of the offerees, the votes of controlling shareholders in the Offeror or of a holder of a controlling parcel in the Company or any person acting on behalf of such persons or of the Offeror, including their relatives or corporations under their control, shall not be taken into account; where the Offer to Purchase is accepted, offerees who did not give notice of their position regarding the Offer to Purchase, or which objected to it, may agree to the Offer no more than four (4) days after the Initial Completion Date (the “Additional Offer Period”), and they shall be deemed to have agreed to the Offer from the outset.

In the event of circumstances which the Offeror did not know about and was not required to know about, or did not foresee and ought not to have foreseen, and the conditions of the Offer to Purchase under such circumstances have become materially different from conditions that a reasonable offeror would have offered had he known such circumstances on the date of the Schedule, the Offeror shall be entitled to withdraw from the Offer to Purchase, all subject to the Offeror giving notice of such withdrawal and notice of such withdrawal being published as required under the Purchase Offer Regulations.

—	Any shareholder who holds a share via a member of the TASE, who agrees to or objects to the Offer, shall give notice to the Offeror, via the member of the TASE in which such share is held, as to its position with respect to the Offer to Purchase, in the manner prescribed in section 3.8 of the Schedule.

—	Any shareholder registered in the register of shareholders kept by the Company who agrees to or objects to the Offer shall give notice to the Offeror of its position with respect to the Offer to Purchase, at the offices of Clal Finance Batucha Investment Management Ltd. (the “Israeli Depositary” or “Coordinator of the Offer”)[1], at 37 Menahem Begin Road, Tel Aviv, in the manner prescribed in section 3.9 of the Schedule.

—	Any ADS holder who agrees to or objects to the Offer shall give notice to the Offeror of its position with respect to the Offer to Purchase at the offices of the U.S. Depositary of the Offer, in the manner prescribed in section 10 of the Schedule and in Annex D hereto.

Final date for delivery of Notices of Acceptance: September 21, 2006 at 5:00 p.m. Israeli time.

Date of Schedule: August 30, 2006

The Schedule of the Offer to Purchase can be reviewed at the offices of the Offeror, located at 3 Azrieli Center, the triangle building, 44th Floor, Tel Aviv, during standard business hours, and on the distribution website of the Israeli Securities Authority: www.magna.isa.gov.il ..

[1]	The Coordinator of the Offer is a company under control of IDB Development, which is a controlling shareholder of the Offeror.

2